INTERIM REPORT

Report to Shareholders

The accomplishments of the first quarter of 2003 demonstrate the excellent progress we are making in our drive to become profitable this year. During the quarter, we continued to focus our energies on our core technology business and its customers, took steps to ensure that the top-line revenue growth rates we have been achieving continue and furthered our efforts to divest our remaining non-core assets.

We are pleased to report that revenue from our core business in this year's first quarter increased nearly two times from the year-earlier period. And, as a result of our continued focus on efficiency, we were able to couple this growth with solid increases in gross margins and a considerable reduction in our cost base, all of which resulted in a significant reduction in our overall net loss. This was our best first quarter yet. It reflected the rapid pace of eZiText® implementations in new device models delivered to the market, and, on a comparative basis, the 2003 first quarter saw us generate excellent year-over-year revenue growth following the normal pattern of a seasonally strong fourth quarter.

Company wide, total revenues for the first quarter of this year increased 76 percent to $3.8 million from $2.1 million in the first quarter of 2002. The 2003 first quarter net loss declined sharply to $1.7 million, or a loss of $0.04 per share, compared to a net loss of $5.7 million, or a $0.15 loss per share in the first quarter of last year. Gross margin as a percentage of revenues improved to 97 percent, up from 94 percent in the first quarter of 2002. We believe this year's first quarter results are especially impressive when you consider the fact we produced them in an uncertain global economic and political climate.

We are focused on reaching profitability and positive cash flow during 2003, and, as these results indicate, we are on track to accomplish that. In addition to our concentration on driving increases in revenue, we also posted operating expense reductions in nearly every line item as can be seen from the $0.4 million decline in SG&A, when compared to the prior year's first quarter, and the $0.6 million reduction in depreciation and amortization.

A closer look at our cash flow from operations shows that excluding the costs associated with our short term financing and the costs from our Oztime business unit pending its disposition, our cash flow from operations in this year's first quarter was positive. Going forward, as these short-term financing costs are reduced and the costs related to Oztime are eliminated, we expect our growing revenues to result in positive cash flow and earnings on a Company wide basis. Additionally, further expense reductions are underway that will allow us to better align our overall corporate cost structure with the resources necessary for our core Zi Technology business to continue to grow.

The Zi Technology business unit continues to post very solid results in all key measurement categories. Revenues for the 2003 first quarter increased 97 percent to $3.6 million, up from $1.9 million in the year earlier period and Zi Technology reported an operating profit of $367,307 for the quarter, a significant improvement from the $1.6 million loss in last year's first quarter. Equally important for the future, we continued to build strong market traction and momentum, driving further expansion of our market share.

We earned license fees in this year's first quarter from 30 of our 72 eZiText licensees, which compares to 17 paying licensees in last year's first quarter. This increase reflects the continued launch by our customers of new products incorporating our technology, and we fully expect that number to continue to increase as the remainder of our customers finish their designs and move towards product launch.

In total, 33 new handset models embedded with eZiText were released into the market during the 2003 first quarter, which brought the total at quarter end to 249 compared to 87 in the prior year quarter. This is a nearly three fold increase in customer implementations year-over-year and was achieved in what is seasonally our weakest quarter of the year. The revenue impact of these new handset introductions demonstrates the long term value of our embedded software business model, which is based on a recurring revenue stream of license fees for as long as each handset is sold. And, with every new handset model released by our customers, our base of recurring revenue grows incrementally over time.

In addition to growing revenue and improving profitability and cash flow during the first quarter, we also focused on four other key objectives and opportunities within our Zi Technology business:

1.	Expand our customer base while developing more business with existing customers by helping all our customers launch new Zi-enabled products into the market - a task that our engineering staff was busy with throughout the quarter.

2.	Constantly look for ways to add new technologies and better adapt our current technologies to meet our customers' needs - to that end, we continue to advance the value of our language databases.
3.	Focus on evolving our product suite through the acquisition of complementary new technologies and the continual upgrading of existing technologies - an excellent example of this was this year's first quarter launch of a new version of eZiTap for the Symbian platform that incorporates our own front end processor. This is significant as it positions us in the fast growing market for Symbian OS-based devices. Additionally, our R&D teams were busy throughout the quarter finalizing and preparing for the upcoming launch of Version 6 of our core technology, which has increased functionality aimed at the expanding needs of our customers.

4.	Grow our presence and reach by expanding our important partnership community - we signed several important partnership alliance agreements in the 2003 first quarter, each of which enables us to expand our presence and relevance in the wireless telecom ecosystem around the world.

Following the end of this year's first quarter, we announced that the Company had paid and discharged its US$3.3 million secured credit facility and entered into a new secured short term credit facility in the amount of US$1.94 million, which is payable on or before June 30, 2003. We are currently evaluating a number of funding options and are confident our capital requirements for 2003 will be met.

In summary, the strong year-over-year financial and operational improvements achieved in this year's first quarter are the result of our focused execution on our core technology business. We grew our world-wide customer base, expanded the Zi brand to our strategic alliance partners and global operators and helped existing customers deliver more Zi-enabled products to market.

Zi Corporation is moving forward with an aggressive plan to drive solid top-line growth and reach profitability. Our products remain in demand and our brand is growing world-wide. Revenue from many of our existing licensees is increasing, while our base of licensees continues to expand. Finally, we are finding new ways to better serve and respond to our customers and, in turn, they are bringing more new and innovative products with our technologies embedded to the world-wide marketplace.

We have made solid progress to date and are committed to continue to do more to ensure we attain our 2003 business plan objectives. Thanks to the unswerving efforts of the entire Zi team and the past and continued support of our shareholders, we are more optimistic about the future than ever. We look forward to reporting our progress to you throughout the year.

May 20, 2003

This Q1 2003 Interim Report to Shareholders contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties detailed in the Company's annual reports on Form 20-F filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statement.

Management's Discussion & Analysis of Financial Condition & Results of Operations

This management's discussion & analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the MD&A included in the Zi Corporation 2002 annual report. All dollar amounts are expressed in Canadian dollars unless otherwise stated.

Zi Corporation (the "Company" or "Zi") develops intelligent interface solutions to enhance the usability of mobile and consumer electronic devices. The Company's embedded software products make electronic devices such as mobile phones, personal digital assistants and television set-top boxes easier to use in 41 language databases. The Company's core technology product, eZiText®, and the Company's new input mode, eZiTap™, are predictive text input solutions that permit easy input of letters on small form factor devices that have limited keypads (such as a cellular phone). The Company's products predictively complete words and automatically learn new user created personal language. By predictively offering word candidates as text is being entered, eZiText and eZiTap significantly increase the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing.

At March 31, 2003, Zi had 72 license agreements signed. Zi's eZiText and eZiTap customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs) and include licensees such as Sony Ericsson, Samsung, Alcatel, Kyocera, LG Electronics and DBTel. Substantially all of the eZiText-enabled devices have been sold in the Asian markets where the use of ideographic languages makes eZiText an especially valuable technology feature on devices.

eZiNet™, Zi's new data indexing and retrieval solution, was developed to create an intelligent link between the client and the network to reduce the number of key strokes required to access any type of data regardless of where the information is stored - on the device, network or even a personal computer. eZiNet is designed to make mobile applications easier and more personal to use. It presents only relevant information to a user based on where the user is and what the user is doing, such as while in SMS, MMS, mobile browsing or conducting e-commerce. A user can own a device that learns from their behaviour and patterns, rather than having to learn the way of the device - enabling easy access to their relevant information quickly.

In addition to its core Zi Technology business, Zi's e-Learning investments include its wholly owned subsidiary, Oztime and a 45 percent equity interest in the American Stock Exchange listed Magic Lantern

Group, Inc. ("Magic Lantern"). Oztime is a leading provider of e-Learning in China, combining technology, content and customer service for Chinese organizations, enterprises and individuals. Magic Lantern is a Canadian based provider of educational video content.

Revenue

Total revenue for the three-months ended March 31, 2003 was $3.8 million, an increase of 76 percent or $2.2 million over first quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $3.6 million compared to $1.9 million for the same period a year ago. Revenue from e-Learning was $0.2 million for the quarter.

In this quarter, we earned royalties from 30 eZiText licensees compared to 17 in the same period a year earlier. In the three months ended March 31, 2003, 33 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 249 compared to 87 a year earlier. Other product revenue of $0.2 million includes revenue from Oztime.

Gross margin on revenue was $3.7 million for the first quarter of 2003, an increase of 82 percent over last year's level of $2.0 million. Gross margin this quarter is 97 percent of revenue compared to 94 percent in the first quarter of the prior year. The increase in gross margin as a percentage of revenue is attributable to an increase in license fees, which have higher gross margin than fees earned as a result of e-Learning operations.

Operating costs and expenses

Selling, general and administrative expense ("SG&A") in the three months ended March 31, 2003 was $3.2 million compared to $3.6 million in the three months ended March 31, 2002. The decrease is due mainly to continuing efforts to rationalize operations in order to achieve profitability and positive cash flow. Litigation and legal costs have decreased by $0.3 million to $0.2 million compared to the same quarter in 2002, as a result of the settlement in 2002 of the patent infringement litigation, as discussed in note 10, "Contingent Liability", in the Company's March 31, 2003 interim consolidated financial statements. Product research and development expense decreased by $0.4 million year over year to $0.8 million reflecting a change in the nature of expenditures associated with software development.

Depreciation and amortization decreased by $0.6 million in the first quarter of 2003 compared to the same period a year earlier. The decrease in depreciation and amortization is due to the decrease in amortization of software development costs from a 2002 write-down of these costs in Zi's e-Learning business segment. Also, depreciation related to capital assets decreased as expenditures on capital assets decreased in the Zi Technology core business segment. The Company is actively seeking to divest of the Chinese portion of Zi's e-Learning business investment.

For the first quarter of 2003, other interest expense from continuing operations includes the amortized portion of deferred financing cost of US$0.4 million and interest expense both related to a note payable of US$3.24 million outstanding at March 31, 2003. On May 7, 2003, the Company settled in full this note payable outstanding of US$3.24 million and entered into a new secured short-term credit facility in the amount of US$1.94 million due June 30, 2003, as further discussed in the "Liquidity and Capital Resources" section of this MD&A.

Net loss from continuing operations was $1.7 million for the three-month period in 2003 compared to $4.5 million a year earlier. The net loss from continuing operations in the current period, excluding the effects of foreign exchange, includes: $0.4 million operating profit from the Zi Technology business segment; $0.4 million loss from the e-Learning business segment; and $1.1 million loss for other corporate costs including public company operating costs and debt financing costs. Compared to the same period a year earlier, the Zi Technology segment operating income increased by $2.0 million from a loss of $1.6 million, a critical measure of the acceptance of the Company's technology offering.

Liquidity and capital resources

At March 31, 2003, the Company held $4.5 million in cash and cash equivalents. Cash flow applied to operations was $0.9 million in 2003 and $4.6 million in 2002. The decrease of $3.7 million in cash applied to operations represents, principally, increased revenue of $1.6 million, decreased SG&A of $0.4 million, decreased litigation and legal expense of $0.3 million, decreased product research and development expense of $0.4 million and decreased depreciation and amortization of $0.6 million offset by increased other interest expense of $0.6 million.

The Zi Technology business segment that offers the eZiText product operated at a profitable level while maintaining a modest level of investment in future technology initiatives. Through the divestiture of Magic Lantern Communications Ltd. ("MLC") and Zi Services in 2002, cash utilization has improved significantly.

On May 7, 2003, the Company settled in full its note payable outstanding of US$3.24 million and entered into a new secured short-term credit facility in the amount of US$1.94 million which is due June 30, 2003. The note includes interest payable at 12 percent per annum. The terms of the note payable provide for two bonus payments of US$45,000 each, or the equivalent paid in common shares of the Company, to be paid at 30 and 45 days from the date of the agreement, respectively, if the loan balance remains unpaid at those respective dates. The note is secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer, who is also a director of the Company and a share pledge agreement by the Company which pledges and grants a first security interest in 29,750,000 shares of Magic Lantern, held by the Company.

Capital requirements for the remainder of 2003 include debt repayment, final payments under the AOL Online, Inc. ("AOL") settlement and costs to carry Oztime until it is divested.

The Company must raise capital in order to fund these capital items.

Risks and uncertainties

Zi is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

As discussed in note 2, "Going Concern Basis of Presentation" and note 10 "Contingent Liabilities" to the Company's March 31, 2003 interim consolidated financial statements, continued operations are dependent on the Company being able to refinance its borrowings due June 30, 2003, pay remaining scheduled instalment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Consolidated Balance Sheets

	March 31,2003	December 31,2002	March 31,2002
	(unaudited)	(audited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$4,513,839	$5,342,771	$9,045,649
Short-term investments	-	-	10,815,017
Accounts receivable	4,502,708	4,480,800	4,412,347
Work-in-progress and inventory	143,211	153,975	318,949
Prepayments and deposits	663,458	1,110,492	1,827,543
	9,823,216	11,088,038	26,419,505

Notes receivable	2,935,600	3,155,200	-
Capital assets - net (note 5)	1,865,698	2,033,738	4,546,519
Intangible assets - net (note 6)	1,539,722	1,986,937	14,296,340
Investment in significantly influenced company (note 7)	-	-	-
	$16,164,236	$18,263,913	$45,262,364
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$6,175,363	$6,706,687	$4,044,326
Deferred revenue	911,404	798,268	820,137
Note payable (note 8)	4,799,706	5,206,080	867,356
Current portion of capital lease obligations	118,891	158,952	192,898
	12,005,364	12,869,987	5,924,717

Capital lease obligations	22,865	32,977	120,674
	12,028,229	12,902,964	6,045,391

Contingent liabilities and going concern (notes 2 & 10)

Shareholders' equity
Share capital (note 9)	96,872,449	96,502,449	95,881,873
Contributed surplus (note 9)	314,722	240,573	-
Deficit	(93,051,164)	(91,382,073)	(56,664,900)
	4,136,007	5,360,949	39,216,973
	$16,164,236	$18,263,913	$45,262,364
See accompanying notes to consolidated financial statements.

2 0 0 3 F i r s t Q u a r t e r I n t e r i m R e p o r t Zi Corporation

Consolidated Statements of Loss and Deficit

Three Months Ended March 31 (unaudited)	2003	2002

Revenue
License and implementation fees	$3,636,278	$1,850,290
Other product revenue	138,980	299,682

	3,775,258	2,149,972

Cost of sales
License and implementation fees	92,007	53,657
Other	20,494	78,722

	112,501	132,379

Gross margin	3,662,757	2,017,593

Operating expenses

Selling general and administrative	(3,203,408)	(3,596,610)
Litigation and legal (note 10)	(156,048)	(426,455)
Product research and development	(816,599)	(1,218,329)
Depreciation and amortization	(635,687)	(1,247,939)
Foreign exchange gain	30,842	(2,622)

Operating loss before undernoted	(1,118,143)	(4,474,362)
Interest on long term debt	(5,842)	(34,228)
Other interest	(559,256)	(1,318)
Interest income and other income	14,150	62,214
Equity interest in loss of significantly influenced company (note 7)	-	-

Loss from continuing operations before income taxes	(1,669,091)	(4,447,694)
Income taxes	-	(12,750)

Loss from continuing operations	(1,669,091)	(4,460,444)

Discontinued operations (note 4)
Loss from discontinued operations	-	(1,209,483)

Net loss	(1,669,091)	(5,669,927)
Deficit, beginning of year	(91,382,073)	(50,994,973)

Deficit, end of year	$(93,051,164)	$(56,664,900)

Basic and diluted loss from continuing operations per share	$(0.04)	$(0.12)
Loss from discontinued operations per share	-	(0.03)

Basic and diluted loss per share	$(0.04)	$(0.15)

Weighted average common shares	38,006,031	37,584,679
Common shares outstanding, end of period	38,014,250	37,723,350

See accompanying notes to consolidated financial statements.

2 0 0 3 F i r s t Q u a r t e r I n t e r i m R e p o r t Zi Corporation

Consolidated Statements of Cash Flows

Three Months Ended March 31 (unaudited)	2003	2002

Operating activities:
Net loss from continuing operations	$(1,669,091)	$(4,460,444)
Items not affecting cash:
Loss on dispositions of capital assets	3,382	78,305
Depreciation and amortization	635,687	1,247,939
Interest expense	74,149	-

Funds applied to operations	(955,873)	(3,134,200)
Decrease (increase) in non-cash working capital	17,702	(1,503,118)

Cash flow applied to operations	(938,171)	(4,637,318)

Financing activities:
Proceeds from issuance of common shares	370,000	220,370
Repayment of note payable	(406,374)	(21,438)
Payment of capital lease obligations	(50,173)	(7,947)

	(86,547)	190,985

Investing activities:
Short-term investments	-	(2,237,514)
Purchase of capital assets	(7,420)	(66,650)
Proceeds from capital dispositions	3,594	-
Software development costs	(19,988)	(354,932)
Note receivable	219,600	-
Acquisition of subsidiaries net of bank indebtedness	-	(1,884,433)

	195,786	(4,543,529)

Discontinued operations	-	(1,055,453)

Net cash outflow	(828,932)	(10,045,315)
Cash and cash equivalents, beginning of year	5,342,771	19,090,964

Cash and cash equivalents, end of year	$4,513,839	$9,045,649

Non cash financing activity
Patent acquired through share issuance	$-	$790,000

Components of cash and cash equivalents
Cash	$4,513,839	$3,346,813
Cash equivalents	$-	$5,698,836

Supplemental cash flow information
Cash paid for interest	$565,098	$35,546

See accompanying notes to consolidated financial statements.

Zi Corporation 2 0 0 3 F i r s t Q u a r t e r I n t e r i m R e p o r t

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2003

1. NATURE OF OPERATIONS

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company's discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design to the telecommunications industry.

2. GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses over the past three years. On May 7, 2003, the Company borrowed US$1.94 million through the issuance of a note payable due June 30, 2003, on terms described in note 12. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002, the Company settled a judgement in favour of Tegic Communications Inc., a division of AOL Online, Inc., as discussed in note 10. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$1.5 million comprised of three installments between June 2003 and January 2004.

Continuing operations are dependent on the Company being able to refinance its borrowings due June 30, 2003, pay the remaining installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payments due under the terms of the settlement agreement with AOL, raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management using the historical cost basis in accordance with Canadian generally accepted accounting principles, applied on a basis consistent with the most recent annual consolidated financial statements. These statements include all adjustments necessary to present fairly the results for the interim periods. Certain information and footnote disclosure normally included in the consolidated financial statements have been condensed or omitted. The Company's significant accounting policies are described in the most recent annual consolidated financial statements. These interim financial statements should be read in conjunction with those consolidated financial statements.

4. DISCONTINUED OPERATIONS

In 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business unit, the telecom engineering division of the Company operated by TTC, which provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design. Accordingly, the results of operations of these businesses, including the estimated costs of selling and closing, were accounted for on a discontinued basis as at June 30, 2002. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on any related business activities.

Three Months Ended March 31	2003	2002

Revenue	$-	$161,965

Operating loss	$-	$(1,209,483)

Three Months Ended March 31	2003	2002

Current assets	$-	$2,196,608
Current liabilities	-	(470,482)

Net working capital	$-	$1,726,126

Capital assets	$-	$1,167,212

Intangible assets	$-	$3,545,001

2 0 0 3 F i r s t Q u a r t e r I n t e r i m R e p o r t Zi Corporation

5. CAPITAL ASSETS
		Accumulated	Net book
	Cost	amortization	value

March 31, 2003
Computer and office equipment	$3,845,966	$2,236,050	$1,609,916
Leasehold improvements	806,338	550,556	255,782

	$4,652,304	$2,786,606	$1,865,698

December 31, 2002
Computer and office equipment	$3,860,840	$2,108,722	$1,752,118
Leasehold improvements	806,338	524,718	281,620

	$4,667,178	$2,633,440	$2,033,738

March 31, 2002
Computer and office equipment	$6,509,101	$2,150,685	$4,358,416
Leasehold improvements	598,278	410,175	188,103

	$7,107,379	$2,560,860	$4,546,519

6. INTANGIBLE ASSETS
		Accumulated	Net book
	Cost	amortization	value

March 31, 2003
Patent	$835,109	$388,861	$446,248
Software development costs	11,119,073	10,040,348	1,078,725
Goodwill and human capital	4,793,956	4,793,956	-
Acquired software licenses	75,645	60,896	14,749
Deferred start-up costs	306,143	306,143	-

	$17,129,926	$15,590,204	$1,539,722

December 31, 2002
Patent	$835,109	$372,776	$462,333
Software development costs	16,411,513	14,907,979	1,503,534
Goodwill and human capital	4,793,956	4,793,956	-
Acquired software licenses	75,645	54,575	21,070
Deferred start-up costs	306,143	306,143	-

	$22,422,366	$20,435,429	$1,986,937

March 31, 2002
Patent	$835,109	$230,911	$604,198
Software development costs	16,415,794	7,268,723	9,147,071
Goodwill and human capital	4,793,956	1,756,224	3,037,732
Acquired software licenses	75,645	35,664	39,981
Deferred start-up costs	306,143	138,785	167,358
Distribution Agreements	1,300,000	-	1,300,000

	$23,726,647	$9,430,307	$14,296,340

Zi Corporation 2 0 0 3 F i r s t Q u a r t e r I n t e r i m R e p o r t

7. EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY

The Company holds a 45 percent interest in Magic Lantern received upon the disposition of MLC on November 7, 2002. The Company's proportionate share of the loss from Magic Lantern's operations for the three-month period ended March 31, 2003 has not been recognized as the investment in Magic Lantern is nil.

8. NOTE PAYABLE

On December 5, 2002, the Company borrowed US$3,300,000 (before fees and expenses) through the issuance of a note payable. The note payable, which bears interest at 12 percent per annum payable monthly, was due March 5, 2003 and extended to April 30, 2003. The lender was issued 100,000 share purchase warrants upon funding which are exercisable at one common share to one share purchase warrant for a price of $3.62 per share (see note 9). A commitment fee of US$300,000 was paid upon funding and has been deferred and has been amortized over the term of the note. The note is secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer, who is also a director of the Company and a share pledge agreement by the Company which pledges and grants a first security interest in 29,750,000 shares of Magic Lantern, held by the Company. On March 4, 2003, the Company received extensions of the maturity date to April 30, 2003 and subsequently to May 7, 2003, of the note payable loan agreement and at that time this note was settled in full. The first extension terms include a four percent extension fee payable in the form of shares of the Company issued at a five percent discount. Principal payments of US$30,000 were paid on March 5 and April 5, 2003, respectively.

On May 7, 2003, the Company entered into a new secured short-term credit facility in the amount of US$1.94 million due and payable June 30, 2003 (see note 12).

9. SHARE CAPITAL

Common share warrants

During the three months ended March 31, 2003, 100,000 stock options were exercised for proceeds of $370,000. During the three months ended March 31, 2003, 210,000 stock options were granted by the Company and as at March 31, 2003, the Company has a total of 4,742,200 outstanding options, which expire over a period of one to five years.

At March 31, 2003, the Company had outstanding 100,000 share purchase warrants to acquire 100,000 common shares of the Company at a price of $3.62 per share (see note 8). The warrants were issued December 5, 2002 and expire two years from the date of issue. The Company has recorded in the three month period ended March 31, 2003, as part of other interest expense, a charge of $74,149 calculated by using the Black-Scholes option pricing model.

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:

Compensation Costs

Three Months Ended March 31	2003	2002

Net loss:	$(1,669,091)	$(5,669,927)
Add: Stock option expense	(305,712)	(313,877)

Net loss, pro forma	$(1,974,803)	$(5,983,804)

Basic net loss per share	$(0.04)	$(0.15)
Add: Stock option expense	(0.01)	(0.01)

Basic net loss per share, pro forma	$(0.05)	$(0.16)

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, using the following assumptions: volatility, as of the date of the grant, computed using the prior one to three year weekly average prices of the Company's common shares, which ranged from 65 percent to 97 percent; expected dividend yield - nil; expected life - three years; risk-free rate of return as of the grant date - 3.88 percent to 6.75 percent, based on Government of Canada bond yields.

2 0 0 3 F i r s t Q u a r t e r

I n t e r i m R e p o r t Zi Corporation

10. CONTINGENT LIABILITIES

The US$9 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement (the "Consent Judgement") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including US$1.5 million (the "Outstanding Balance") which remains to be paid in scheduled instalment payments beginning in June 2003 and ending on January 2, 2004. In the event that any of the scheduled Outstanding Balance payments are not paid as required under the terms of the settlement agreement, then the amount of US$9 million less all payments made to AOL to the date such payment default becomes immediately due and payable by the Company to AOL (the "Default Payment Amount"). In the event of any Outstanding Balance payment default, Default Payment Amount would range between US$4.5 million to US$6 million depending upon the date of such payment default. Security agreements entered into by the with AOL to secure payment of the Default Payment Amount become enforceable in the event of any Outstanding Balance payment default. When the Outstanding Balance is AOL in full on or before the scheduled payment dates, the security agreements entered into by the Company with AOL are terminated and the Company is fully released from any obligation to pay the Default Payment Amount to AOL.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance to AOL, any of the following circumstances occurs and are not cured within ten days of occurrence:

(i)	the Company advances any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;
(ii)	the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining scheduled installment payments;
(iii)	the Company violates the terms of the Consent Judgement; or
(iv)	the Company breaches any of the terms of the settlement agreement.

11. SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units.

		Revenue

	License and
	implementation	Software		Operating
	fees	and other	Total	profit (loss)

March 31, 2003
Zi Technology	$3,636,278	$-	$3,636,278	$367,307
e-Learning	-	138,980	138,980	(421,026)
Other	-	-	-	(1,064,424)

Total	$3,636,278	$138,980	$3,775,258	$(1,118,143)

March 31, 2002
Zi Technology	$1,850,290	$-	$1,850,290	$(1,646,114)
e-Learning	-	299,682	299,682	(1,579,372)
Other	-	-	-/font>	(1,248,876)

Total	$1,850,290	$299,682	$2,149,972	$(4,474,362)

Identifiable assets

Three Months Ended March 31			2003	2002

Zi Technology			$6,892,381	$5,789,487
e-Learning			1,628,341	5,651,539
Zi Services (note 4)			-	13,118,509
Other			7,643,514	20,702,829

Total			$16,164,236	$45,262,364

Zi Corporation 2 0 0 3 F i r s t Q u a r t e r I n t e r i m R e p o r t

The investment in significantly influenced subsidiary and its associated loss have been included as part of the e-Learning business unit and as part of the Canadian geographic segment. Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

			Revenue

		License and
		implementation	Software		Operating	Identifiable
		fees	and other	Total	profit (loss)	assets

March 31, 2003
	Canada	$1,138,677	$6,439	$1,145,116	$(1,203,302)	$13,128,430
	China	1,041,888	132,541	1,174,429	(360,434)	1,281,307
	USA	1,455,713	-	1,455,713	484,509	1,501,726
	Other	-	-	-	(38,916)	252,773

	Total	$3,636,278	$138,980	$3,775,258	$(1,118,143)	$16,164,236

March 31, 2002
	Canada	$861,063	$188,511	$1,049,574	$(2,593,272)	$31,331,019
	China	499,655	111,171	610,826	(1,122,325)	12,953,023
	USA	489,572	-	489,572	(291,240)	911,375
	Other	-	-	-/font>	(467,525)	66,947

	Total	$1,850,290	$299,682	$2,149,972	$(4,474,362)	$45,262,364

12.	SUBSEQUENT EVENTS

On May 7, 2003, the Company settled in full its note payable outstanding of US$3.24 million and entered into a new secured short-term credit facility in the amount of US$1.94 million which is due June 30, 2003. The note includes interest payable at 12 percent per annum. The terms of the note payable provide for two bonus payments of US$45,000 each, or the equivalent paid in common shares of the Company, to be paid at 30 and 45 days from the date of the agreement, respectively, if the loan balance remains unpaid at those respective dates. The note is secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer, who is also a director of the Company and a share pledge agreement by the Company which pledges and grants a first security interest in 29,750,000 shares of Magic Lantern, held by the Company.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Directors

Derrick R. Armstrong
Director

Howard R. Balloch
Director

Simon X. Jiang
Director

Michael E. Lobsinger
Chairman of the Board

Rod M. Love
Director

Thompson MacDonald
Director

Michael Mackenzie
Director

Senior Management Team

Michael E. Lobsinger
Chairman and
Chief Executive Officer

Gary Kovacs
President

Dale Kearns
Chief Financial Officer

Todd Simpson
Chief Technology Officer

Additional information is available on the Company's website or by contacting:

Investor Relations

T 403.233.8875
F 403.233.8878
E investor@zicorp.com
W www.zicorp.com

Banker

HSBC Bank Canada

Legal Counsel

Borden Ladner Gervais LLP
Barristers and Solicitors

Auditor

Deloitte & Touche LLP

Transfer Agent

CIBC Mellon Trust Company

Stock Exchange Listing

NASDAQ: ZICA
Toronto Stock Exchange: ZIC

ZI corporation

2100, 840 - 7 Avenue SW
Calgary, Alberta Canada T2P 3G2
P (403) 233-8875
F (403) 233-8878
W www.zicorp.com